Exhibit 99.4

CYBERKICK BUSINESS

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2021

(UNAUDITED)

CYBERKICK BUSINESS

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2021

(UNAUDITED)

i

CYBERKICK BUSINESS

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2021	December 31, 2020
	U.S. dollars in thousands
Assets

CURRENT ASSETS:
Trade receivables	795	338
Other receivables	8	-
TOTAL CURRENT ASSETS	803	338

NON-CURRENT ASSETS:
Deferred tax assets	67	54
Intangible assets, net	23	28
Property and equipment, net	2	3
TOTAL NON-CURRENT ASSETS	92	85
TOTAL ASSETS	895	423

Liabilities and net parent investment

CURRENT LIABILITIES:
Related parties	12	-
Trade payables	362	113
Other payables	299	345
TOTAL CURRENT LIABILITIES	673	458
TOTAL LIABILITIES	673	458

NET PARENT INVESTMENT -
Parent investment (deficit)	222	(35)
TOTAL NET PARENT INVESTMENT (DEFICIT)	222	(35)
TOTAL LIABILITIES AND NET PARENT INVESTMENT (DEFICIT)	895	423

The accompanying notes are an integral part of these condensed interim financial statements.

CYBERKICK BUSINESS

CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS

(UNAUDITED)

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands

REVENUES	2,291	2,177
COST OF REVENUES	1,020	1,139
GROSS PROFIT	1,271	1,038

OPERATING EXPENSES:
Research and development expenses	655	83
Selling and marketing expenses	979	145
General and administrative expenses	52	46
TOTAL OPERATING EXPENSES	1,686	274

OPERATING PROFIT (LOSS)	(415)	764
FINANCIAL EXPENSE, net	14	*
PROFIT (LOSS) BEFORE TAXES ON INCOME	(429)	764
TAXES ON INCOME	17	(177)
NET PROFIT (LOSS) FOR THE PERIOD	(446)	587

*	Less than $1 thousand.

The accompanying notes are an integral part of these condensed interim financial statements.

CYBERKICK BUSINESS

CONDENSED INTERIM STATEMENTS OF CHANGES IN NET PARENT INVESTMENT (DEFICIT)

(UNAUDITED)

	Parent investment (deficit)	Total
	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2021	(35)	(35)
Share-based payments	479	479
Net transfer from Parent	224	224
Loss for the period	(446)	(446)
BALANCE AT JUNE 30, 2021	222	222

BALANCE AT JANUARY 1, 2020	124	124
Net transfer to Parent	(718)	(718)
Net profit for the period	587	587
BALANCE AT JUNE 30, 2020	(7)	(7)

The accompanying notes are an integral part of these condensed interim financial statements.

CYBERKICK BUSINESS

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	(446)	587
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	5	*
Share-based payments	479	-
Changes in deferred tax assets	(13)	(6)
	471	(6)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(457)	225
Increase in other receivables	(8)	(7)
Increase (decrease) in related parties	12	(25)
Increase in trade payables	250	100
Decrease in other payables	(46)	(155)
	(249)	138
Net cash flows provided by (used in) operating activities	(224)	719

CASH FLOWS FROM INVESTING ACTIVITIES -
Purchase of property and equipment	-	(1)
Net cash used in investing activities	-	(1)

CASH FLOWS FROM FINANCING ACTIVITIES -
Net transfer from (to) Parent	224	(718)
Net cash provided by (used in) financing activities	224	(718)

INCREASE IN CASH AND CASH EQUIVALENTS	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	-	-

*	Less than $1 thousand.

The accompanying notes are an integral part of these condensed interim financial statements.

CYBERKICK LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - GENERAL:

On July 1, 2021, Takoomi Ltd. (“Takoomi“ or the “Parent”) entered into a share purchase agreement (the “SPA”) with Safe-T Group Ltd. (“Safe-T”) and the shareholders of Takoomi. Pursuant to the SPA, immediately prior to the Closing (as defined in the SPA), Takoomi will transfer and assign certain assets as well as intellectual property rights (the “CyberKick Business” or “Business”) to CyberKick Ltd. (“CyberKick“ or the “Company”), and accordingly, Safe-T will purchase all of the issued and outstanding share capital of CyberKick.

CyberKick was incorporated on May 3, 2021 by the shareholders of Takoomi as a special purpose vehicle organized as a company, designated solely to facilitate the transaction, as described herein.

The transaction closed on July 4, 2021. Until the said date, the CyberKick Business was a part of Takoomi’s activities as described herein.

The CyberKick Business provides solutions for security and privacy tools developers, as well as to security and privacy tools consumers.

NOTE 2 - BASIS OF PREPARATION:

a.	Basis of presentation of financial statements

The CyberKick Business’s interim financial statements for the six months period ended June 30, 2021 and 2020, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

These interim financial statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2020 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

The results of operations for the six months period ended June 30, 2021 and 2020, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2021, or for any other interim period.

b.	Estimates

The preparation of interim financial statements requires the CyberKick Business’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Business’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates.

In preparation of these interim financial statements, the significant judgments that were exercised by the management in applying the Business’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Business’s annual financial statements for the year ended December 31, 2020.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020, except for as described below.

CYBERKICK LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Share-based payments

The Company operates a share-based compensation plans for employees, directors and service providers of the CyberKick Business. As part of the plans, the Company grants employees, directors and service providers of the CyberKick Business, from time to time and at its discretion, options to purchase Company shares. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) was determined as follows:

1)	Share based payments to employees and directors by reference to the fair value of the equity instrument granted at date of grant.

2)	Share based payments to service providers by reference to the fair value of the service provided.

The Business uses the Black-Scholes option valuation model to estimate the grant date fair value. In estimating this fair value, there are certain assumptions that the Business uses to determine the amount of share-based payments, consisting of the fair value of the Company's ordinary shares, expected life of the option, risk free interest rate, dividend yield, and volatility. The use of a different estimate for any of these components could have a material impact on the amount of calculated compensation expense. Share-based compensation expenses are included within “Net transfer from (to) Parent”.

NOTE 4 - TRADE RECEIVABLES:

As of June 30, 2021 and December 31, 2020, the trade receivables balance comprises open accounts.

The CyberKick Business did not record a provision for credit losses as of June 30, 2021 and December 31, 2020, and has no customers that exceed their customary credit terms.

As of June 30, 2021 and 2020, a single customer represented 62% and 90%, respectively, of trade receivable. For the periods ended June 30, 2021 and 2020, a single customer represented 60% and 86%, respectively, of total revenues.

NOTE 5 - OTHER PAYABLE:

	June 30, 2021	June 30, 2020
	U.S. dollars in thousands

Employees and related institutions	81	42
Accrued expenses	218	51
	299	93

NOTE 6 - REVENUES:

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands

Advertising revenues	2,017	2,177
Subscription revenues	274	-
	2,291	2,177

CYBERKICK LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 - SHARE-BASED PAYMENTS:

On June 30, 2021, the Company granted to 2 employees of the CyberKick Business fully vested options to purchase 5,296 ordinary shares of the Company at exercise prices between $0 to $0.8 per share. The fair value of the options at date of grant totaled to $479 thousand.

Share-based expenses for the six-month period ended June 30, 2021 were $479 thousand, out of which $470 thousand was recorded under “research and development expense” and $9 thousand under “general and administrative expenses”.

NOTE 8 - TAXES ON INCOME:

The calculation of income taxes during the reporting period is based on the best projection of the weighted average of the projected income tax rate for the full taxable year. The average projected tax rate of the CyberKick Business for the year ended December 31, 2021, is 23%.

NOTE 9 - RELATED PARTIES TRANSACTIONS AND BALANCES:

"Related Parties" - As defined in IAS 24. Key management personnel - included together with other entities in the said definition of "related parties" in IAS 24, include the members of the Board of Directors and senior executives.

Compensation to key management personnel for work services they provide to the CyberKick Business is as follows:

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands

Payroll and related expenses	139	62
	139	62

As of June 30, 2021 there were related parties open balances of $12 thousand, and as of December 31, 2020 there were no related parties open balances.

NOTE 10 - SUBSEQUENT EVENTS:

a.	As described in Note 1, on July 4, 2021, Safe-T purchased all of the issued and outstanding share capital of the Company for a total consideration of $9.3 million, which consisted of cash consideration of $3.7 million and equity consideration of $5.6 million.

The consideration may be increased by an additional earn-out payment of up to $3 million to the founders of Takoomi and the CyberKick Business, subject to certain revenue targets of Company during the first and second year following the closing of the transaction, provided that the entitlement shall be only of the founders who are still employed by the Company at such time.

b.	On July 1, 2021, all options were exercised into 5,296 ordinary shares of the Company. See Note 7 for further information.